HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2014		2013		2012
Years ended December 31	(1)	(2)	(1)	(2)	(1)	(2)
(dollars in thousands)
Fixed charges
Total interest charges	$83,458	$88,535	$85,315	$90,407	$83,020	$89,443
Interest component of rentals	6,366	6,366	6,345	6,345	6,493	6,493
Pretax preferred stock dividend requirements of subsidiaries	2,908	2,908	2,866	2,866	2,924	2,924
Total fixed charges	$92,732	$97,809	$94,526	$99,618	$92,437	$98,860
Earnings
Pretax income from continuing operations	$260,032	$260,032	$245,857	$245,857	$215,517	$215,517
Fixed charges, as shown	92,732	97,809	94,526	99,618	92,437	98,860
Interest capitalized	(3,954)	(3,954)	(7,097)	(7,097)	(4,355)	(4,355)
Earnings available for fixed charges	$348,810	$353,887	$333,286	$338,378	$303,599	$310,022
Ratio of earnings to fixed charges	3.76	3.62	3.53	3.40	3.28	3.14

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Continued

	2011		2010
Years ended December 31	(1)	(2)	(1)	(2)
(dollars in thousands)
Fixed charges
Total interest charges	$87,592	$96,575	$87,191	$101,887
Interest component of rentals	4,757	4,757	4,282	4,282
Pretax preferred stock dividend requirements of subsidiaries	2,914	2,914	3,001	3,001
Total fixed charges	$95,263	$104,246	$94,474	$109,170
Earnings
Pretax income from continuing operations	$214,162	$214,162	$181,357	$181,357
Fixed charges, as shown	95,263	104,246	94,474	109,170
Interest capitalized	(2,498)	(2,498)	(2,558)	(2,558)
Earnings available for fixed charges	$306,927	$315,910	$273,273	$287,969
Ratio of earnings to fixed charges	3.22	3.03	2.89	2.64

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.